Exhibit 77D

At a regular meeting held on January 16, 2002, the Board of Dreyfus Massachusetts Tax Exempt Bond Fund adopted a fundamental policy to invest at least 80% of the Fund's assets in bonds that provide income exempt from federal and the Commonwealth of Massachusetts personal income taxes.